

Mail Stop 3030

November 25, 2008

<u>VIA U.S. MAIL AND FAX (704) 873-1275</u>

D. Michael Parker
Chief Financial Officer
Kewaunee Scientific Corporation
2700 West Front Street
Statesville, North Carolina 28677

> **Re: Kewaunee Scientific Corporation**
> **Form 10-K for the year ended April 30, 2008**
> **Filed July 18, 2008**
> **File No. 000-05286**

Dear Mr. Parker:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended April 30, 2008

Note 1 – Summary of Significant Accounting Policies, page 23

Revenue Recognition, page 24

1.   We note that you earn revenues from both product sales and installation services. If revenue from services is greater than 10% please revise future filings to state revenues from the sales of products and services separately on the face of the income statement, consistent with the requirements of Regulation S-X, Rule 5-03. Please also note that when revenue is presented separately, the related costs of sales for each type of revenue also should be presented separately on the face of the income statement.

2.   We also noted your disclosure that any warranty issues are determined in a relatively short period of time, are infrequent in nature and as such, warranty expenses are expensed as incurred. Please confirm to us, if true, that warranty costs are immaterial, and revise future filings to state so.

Note 5 –Stock Options and Share-Based Compensation, page 30

3.   We note that you applied SAB 107 Safe Harbor election for determining the expected term of your options. It appears that you have applied the simplified method permitted under SAB 107 to determine the expected term of the options. If that is the case then please note that SAB 110 was effective January 1, 2008. As such, please explain to us how you considered the impact of the guidance at SAB 110 and why you determined that the simplified method was appropriate to apply. Also in this regard, please revise your disclosure in future filings in accordance with the guidance at SAB 110.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman at (202) 551-3645 or Julie Sherman at (202) 551-3640 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3554.

Sincerely,

Angela Crane
Branch Chief